

THE QUIGLEY CORPORATON

2007 ANNUAL REPORT


Cold-EEZE
Homeopathic
Clinically proven to reduce the duration of the common cold
Zinc Gluconate Glycine





MOVING HEALTHCARE FORWARD. NATURALLY.

The Quigley Corporation (NASDAQ: QGLY) is a Natural Health Medical Science Company that manufactures and markets over-the-counter consumer cold remedy brands; health and wellness supplements through Darius International** and its subsidiary Innerlight Inc.**; and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.

The Company's approach to product development and marketing is to integrate nature and science to improve human health.

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies.

Quigley Manufacturing Inc., manufactures COLD-EEZE and performs other contract manufacturing operations for non-related entities.

Innerlight Inc.** is a direct selling subsidiary of Darius International Inc., featuring natural health and wellness products sold through a global network of independent distributor representatives.

Quigley Pharma is a subsidiary involved in the research of various naturally-derived patented compounds with the goal of developing them into ethical pharmaceutical drugs.

Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

** On February 29, 2008, the Company sold Darius and its subsidiaries to InnerLight Holdings, Inc., see page 66, "Subsequent Events" for further information.



THE QUIGLEY CORPORATION

TABLE OF CONTENTS

LETTER TO STOCKHOLDERS
MOVING HEALTHCARE FORWARD. NATURALLY.



TO OUR STOCKHOLDERS:

The past year was a significant one for The Quigley Corporation. The COLD-EEZE® franchise, with two brand extensions, continued to demonstrate strength in a highly competitive market. And Quigley Pharma, our pharmaceutical R&D business, made great progress in the development of QR-333 for diabetic peripheral neuropathy.

The business model of The Quigley Corporation makes perfect sense. Our focus has been, and will continue to be, delivering products that promote health and wellness whether a cold remedy, a dietary supplement or a prescription drug.

We don't feel the need to limit ourselves to a single product category. We do, however, insist that our solutions meet two important criteria: that they be derived from botanical or other natural sources and that they address a genuine consumer need.

To that end, The Quigley Corporation has been self-funding its pharmaceutical research since 2001. While the Company's annual investment in R&D seems significant, it remains aligned with industry expectations. The majority of large pharmaceutical companies invest approximately 15 percent of their net sales on research and development expenses. In 2007, The Quigley Corporation invested 16.4 percent.

Ultimately, this is not about reinvestment. It's about reinvention. And at The Quigley Corporation, we are committed to driving our business forward, to maintaining our position as one of the world's premier natural health medical science companies, and to delivering value to our customers and stockholders.

I invite you to read more about our efforts and our successes in 2007, and I thank you for your ongoing support.



Guy J. Quigley
President, Chairman &
Chief Executive Officer



George J. Longo
Vice President, Chief Financial Officer & Director

Stephen W. Wouch
Director, Managing Partner of
Wouch, Maloney & Co., LLP

Jacqueline F. Lewis
Director

Guy J. Quigley
President, Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

Terrence O. Tormey
Director, President, The Tormey Consulting Group

Rounsevelle W. Schaum
Director, Chairman of Newport Capital Partners, Inc.













True to Our Nature:
The Chemistry of The Quigley Corporation

We're not a big company, but we do have big ideas. These ideas form the foundation of our business: That nature itself can provide powerful medicines to treat illness and promote health and wellness. Although we've stayed true to this idea since our inception, we now stand uniquely positioned to become a recognized leader in a burgeoning natural health care marketplace. Consumer interest in green, organic or all-natural products is no longer simmering quietly, but reaching a full boil.

To understand the opportunities that lay before Quigley, consider these statistics from a 2007 market overview[1]:

- Total sales for the natural and organic industry increased 56 percent between 2002 and 2006.
- U.S. natural product sales grew 9.7 percent in 2006 across all channels, reaching $56.76 billion in total sales.
- Natural personal care product sales grew by 18.4 percent to $2.78 billion.

Clearly, the appeal of natural products has reached mainstream America.

And it's not just organic fruits and vegetables that are getting the attention. Consumers are now demanding all-natural beauty products and over-the-counter (OTC) health remedies. We believe this interest will also extend to natural prescription medicines and OTC products. And we believe that consumers will be scrutinizing companies more carefully than ever to find those that have a proven track record of natural product development.

The Quigley Corporation is such a company. For nearly 20 years, we have developed only the best naturally derived products using the best processes and the best people in the industry. We understand what it takes to discover, develop and market all-natural products. And we have the vision and resources necessary to build a platform of success for the future.

A REVOLUTIONARY PRODUCT.

Everything begins with homeopathic COLD-EEZE®, the flagship brand of The Quigley Corporation. Back in 1994, when we launched COLD-EEZE, few people knew the benefits of zinc gluconate glycine as a cold remedy. We set out to change that. Armed with clinical data supporting the effectiveness of zinc gluconate glycine and a revolutionary formula based on all-natural ingredients, we introduced COLD-EEZE to consumers, literally defining the natural cough and cold remedy segment. Competitive products arrived soon after, but being first in the market proved advantageous.

Even in the face of stiff competition, COLD-EEZE established a strong position in the market based on two critical attributes: COLD-EEZE appeals to consumers looking for medicines made with natural ingredients. And it's still the only cold

[1] 2007 Market Overview. *Natural Foods Merchandiser* 28: 66-67, 2007.

remedy lozenge shown to reduce the duration and severity of the common cold. This is why COLD-EEZE® receives more recommendations from pharmacists than any other homeopathic and zinc remedy[2].

More importantly, COLD-EEZE provides opportunities for growth through brand extensions. We introduced two key brand extensions in 2007 — Organix™ Cough and Sore Throat Drops and COLD-EEZE Immune Support Complex-10 (ISC-10). Organix is the only over-the-counter cough and sore throat drop certified USDA Organic, while ISC-10 brings together 10 clinically validated vitamin nutrients, herbs and zinc in an immune boosting dietary supplement. With this family of products, Quigley provides solutions to address the winter wellness needs of consumers. They will turn to our products to prepare for the cold season by boosting their immune system, to treat cold symptoms and to shorten the duration of colds.

PROCESS AND PROGRESS.

Both COLD-EEZE and Organix are made in the United States at our wholly-owned subsidiary, Quigley Manufacturing Incorporated (QMI). This is a tremendous strategic asset for the Company, for it enables us to control the COLD-EEZE supply chain completely. This in turn ensures the quality and consistency of our product and helps us manage operational costs more effectively. Extensive R&D also takes place at QMI, helping the Company test and analyze new OTC formulations and products. And, as the only facility in the U.S. that is both FDA-approved and USDA-certified for the manufacture of organic hard candies and lozenges, QMI provides opportunities to generate additional revenue through contract manufacturing relationships.

The success of the COLD-EEZE brand franchise owes much to solid management.

Led by Guy J. Quigley, President, Chairman and Chief Executive Officer, the management team has a proven track record and leadership in manufacturing, distribution, sales and marketing of over-the-counter consumer health products. A key member of the team is Dr. Richard Rosenbloom, who joined Quigley in May 2000 as Executive Medical Director and Chairman of the Company's Medical Advisory Board. Dr. Rosenbloom brings vast medical and research experience, especially in purified botanical ingredients, to the Company. His insights and expertise are vital to both our consumer products business and, more importantly, to our emerging pharmaceutical R&D business.



Dr. Richard Rosenbloom

[2] *Pharmacy Times*. OTC 2007, Wave 5. Found online at: http://www.pharmacytimes.com/otc_detailed_report_5.asp

NATURAL LEADERS.

Based on our success in the consumer health segment and building on our foundation of natural product development, Quigley Pharma Inc. launched in 2001, with Dr. Rosenbloom taking the helm as Executive Vice President and Chief Operating Officer. Quigley Pharma is unique compared to "big pharma." Our focus is on developing and commercializing a pipeline of patented botanical and naturally derived prescription drugs, not synthetically produced small molecules. We are able to do this because the science of standardizing plant extracts has progressed along two fronts. First, we can now standardize the plant collection process and the method by which we obtain extracts. Second, we can isolate the active ingredient from the plant extract while maintaining a portion of the whole plant chemistry. Standardization of an active ingredient enables us to analytically characterize it and then test it in a controlled study for biological activity. As a result, our research scientists have access to and can select well-defined compounds that demonstrate reproducible quality and potentially better safety profiles.


250 ml

The first priority of Quigley Pharma is developing potential ethical pharmaceutical compounds, such as QR-333 for diabetic peripheral neuropathy, to address unmet health needs. However, we constantly evaluate the formulations in our pipeline to determine how they should be developed and marketed. We are seeking FDA approval for product development platforms that may include prescription medicines, medical foods and veterinary drugs. This flexibility is good for the Company, but it's also good for consumers, who are increasingly looking for natural supplements and medicines to improve their health and quality of life.

At The Quigley Corporation, this is what we deliver every day.



brands

BEDROCK BRANDS: THE COLD-EEZE FAMILY

COLD-EEZE® remains the cornerstone of The Quigley Corporation. In 2007, the Company launched two major brand extensions to complement the existing line of COLD-EEZE products that includes lozenges, sugar-free lozenges and diabetic-safe tablets.

- Organix™ Cough and Sore Throat Drops are the first USDA-certified organic medicinal cough and sore throat drops in the market. They are made with menthol, a natural cough suppressant derived from organic peppermint oil, and offer a healthy alternative for those leading a natural, organic lifestyle.

- COLD-EEZE Immune Support Complex-10 (ISC-10) is an immune-boosting dietary supplement made with a proprietary blend of four herbs — Himalayan goji, Eleuthero root, Panax ginseng and Hawthorn leaf — six vitamins and the mineral zinc. The antioxidants in ISC-10 work at the cellular level, eliminating destructive free radicals and supporting a strong and vital immune system.



COVERING THE COLD — AND MORE.

With the extension of the COLD-EEZE franchise, Quigley remains uniquely positioned to provide solutions for 360-degree winter wellness. Consumers who take ISC-10 can enhance their immune system, even when they are stressed, fatigued or feeling run down. Consumers who get a cold can shorten the duration of illness by taking COLD-EEZE Cold Remedy Lozenges. They can also treat cold symptoms with Organix Cough and Sore Throat Drops.

[illegible]



$30
$25
$20
$15
$10
$5
$0
2003 $20.5
2004 $22.8
2005 $29.3
2006 $24.8
2007 $25.7



Organix
From the makers of Cold-EEZE
Organic Cough and
Golden Honey Lemon
USDA ORGANIC
Cold-EEZE
Quigley
Clinically proven to reduce the duration of the common cold
Zinc Gluconate Glycine
Cherry Flavor
with other natural flavors
Cold-EEZE
IMMUNE SUPPORT COMPLEX 10
Dietary Supplement
20

The Quigley Corporation is firmly dedicated to maintaining the momentum of our consumer health business as we move forward.

Our long-term goal is to expand beyond seasonal cough and cold remedies into other markets, and we believe we have established a solid brand platform that will enable us to do so. We will actively leverage our expertise in organic manufacturing to develop new products, but only if they are meaningful to consumers looking for all-natural solutions to promote health and wellness.









PROMISING PIPELINE:
QUIGLEY PHARMA INC.

Now seven years old, Quigley Pharma continues to make progress as an organization dedicated to pharmaceutical research and development.

Many of the inherent strengths of Quigley Pharma are drawn from the core strengths of The Quigley Corporation: market-leading natural compound expertise, a flexible business and development model and agile decision-making. To date, we've been able to leverage these strengths and, as part of an overall strategy to grow the business organically, self-fund our pharmaceutical R&D efforts. The result is a promising pipeline of potential compounds.

At the head of the pipeline is QR-333, a nutrient-based active compound applied as a topical cream that reduces oxidative stress and is designed to treat symptoms of diabetic peripheral neuropathy (DPN), a nerve disorder associated with diabetes that can lead to numbness, skin ulcers, chronic pain and extreme sensitivity to stimulus. DPN usually affects the toes, feet, legs, hands and arms, and can be a source of serious discomfort for many diabetes patients.

UNMET NEED, UNTAPPED POTENTIAL.

The market for a safe and efficacious DPN therapy is significant. According to the American Diabetes Association, 20.8 million people have diabetes in the United States, and 60 to 70 percent of those patients suffer from mild to severe nerve damage due to DPN. The ADA also estimates that medical expenditures related to all chronic diabetes-related complications totals $58 billion per year[3]. Another study has estimated the average annual pain medication costs for one DPN patient to be $1,004[4].

[3] American Diabetes Association. Economic Costs of Diabetes in the U.S. in 2007. *Diabetes Care* 31: 1–20, 2008.

[4] Barrett AM, Lucero MA, Le T, Robinson RL, Dworkin RH, Chappell AS. Epidemiology, Public Health Burden, and Treatment of Diabetic Peripheral Neuropathic Pain: A Review. *Pain* 8: S50-S62(1), 2007.

The medicines currently used by DPN patients include a vast array of pharmacologic agents, such as antiepileptic drugs, antidepressants, nonsteroidal anti-inflammatory drugs (NSAIDs) and analgesics. Unfortunately, these drugs vary greatly in their effectiveness. And some of them, especially the antiepileptic drugs and antidepressants, may not be appropriate for everyone because of possible side effects and drug interactions.

An FDA-approved, naturally derived topical prescription alternative with a strong safety profile could potentially develop significant market share in this growing therapeutic category.

The Journey of QR-333



JANUARY 2001:
Quigley Pharma files patent for QR-333 with the United States Commerce Department.



APRIL 2002:
Proof of concept study in France commences.



APRIL 2003:
Results from proof of concept in France indicate that subjects taking QR-333 experience a 67% improvement in symptoms, strongly suggesting efficacy.



JUNE 2003:
QR-333 is assigned patent number 6,555,573.

In 2007, Quigley Pharma continued to advance the development of QR-333. Patients continue to be enrolled in the phase II(b) clinical study, which has a target study population of 140 patients, each of whom, once enrolled, receives treatment for 12 weeks.

The ongoing clinical development of QR-333 has required that Quigley Pharma remain lean and agile. Using outsourcing, we have been able to keep operational costs low even as we continue to develop a pipeline of potential compounds. As the financial demands of phase III trials mount for QR-333, however, the Company will examine several options. These possible options include, but are not limited to, out-licensing or co-development with a strategic partner.

APRIL 2006:
Human safety testing of QR-333 commences.

JANUARY 2007:
Following positive data showing QR-333 to be safe, Quigley Pharma proceeds with phase II(b) trials.



400
300

MARCH 2004:
Quigley Pharma conducts pre-IND meeting with the FDA.

OCTOBER 2005:
Preclinical toxicity studies demonstrate that QR-333 is safe for topical application.

MARCH 2006:
Quigley Pharma submits IND application with the FDA.
Data shows that QR-333 is safe, is not systemically absorbed and is well-tolerated after multiple doses.

A DIVERSE PORTFOLIO.

The Company will make similar decisions as we advance other products in our pharmaceutical pipeline. We have several compounds that represent tremendous opportunity. Two of the most promising products are QR-449 and QR-441(a):



- In July, Quigley Pharma initiated a human clinical safety trial designed to evaluate the effects of QR-449 on subjects with metabolic syndrome. With this study, we will measure the capability of QR-449 to return the body to homeostasis by reducing chronic inflammation, which is frequently associated with metabolic syndrome. Previous studies have demonstrated that the compound reduces levels of interleukin-6 (IL-6), a pro-inflammatory cytokine.

- Quigley Pharma contracted with the State of Israel Ministry of Agriculture & Rural Development (MOAG) and the Kimron Veterinary Institute to conduct a clinical trial testing the anti-viral capacity of QR-441(a). In the study QR-441(a) was administered as a medical feed and water to chickens exposed to Highly Pathogenic Avian Influenza (HPAI) H5N1. The birds are being examined for morbidity, mortality and virus shedding.

  Quigley Pharma is also conducting studies to confirm the efficacy of QR-441(a) in reducing infectious bronchitis and New Castle Disease, two viral poultry diseases that have a significant economic impact to the poultry industry on an annual basis. These studies are pending, but a preliminary study completed in January found that QR-441(a) was effective against both diseases.





Other compounds in the Quigley research pipeline include QR-336, which is designed to offer protection against ionizing radiation; QR-443, which may eventually demonstrate the capacity to delay the progression of cachexia, an extremely debilitating and life-threatening wasting syndrome associated with several chronic diseases; and QR-440, which has been shown to reduce inflammation associated with human and canine arthritis.

All of these potential products are derived from botanical or other natural sources. And all reflect Quigley's fundamental mission to develop natural health care products that improve patient treatment results.

Financial Statements

OVERVIEW

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy, Health and Wellness and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace together with the sale of proprietary health and wellness products through its direct selling subsidiary. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE is an established product in the health care and cold remedy market. Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE products. In addition, QMI, which is an FDA approved facility, produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities.

The Cold Remedy segment reported a sales increase in 2007 compared to 2006. This increase was primarily the result of the introduction of two new products during the course of 2007, COLD-EEZE Immune Support Complex 10 and Organix™ Organic Cough and Sore Throat Drops. Additionally, the Company increased the price of COLD-EEZE to the trade in July 2007, thereby positively impacting 2007 revenues. However, these positive events were mitigated by a significant reduction in the unit consumption of COLD-EEZE in the year of 2007, particularly in the fourth quarter. Available reports indicate that the 2007 cough/cold season had the lowest reported incidence of the common cold in over eight years, a factor which had consequences across the cough/cold category. Revenues of this segment were also negatively impacted by the reduction in warehouse and retail inventory levels of several key retail outlets. New competitor products continue to enter into the retail arena and vie for visibility in an already congested category. Unlike COLD-EEZE, which is clinically proven to treat the common cold, many of these new products are without any evidence of clinical effectiveness.

In 2007, the margin of the Cold Remedy segment was favorably impacted as a result of the discontinuation in May 2007 of royalty costs associated with the developer of COLD-EEZE along with the price increase of COLD-EEZE to the trade in July 2007. These margin gains were somewhat reduced by the execution of a coupon program in the fourth quarter, which was accounted for as a reduction in sales, thereby reducing margin. Additionally, the margins of the newly introduced products were slightly lower than typical for this segment.

The Health and Wellness segment is operated through Darius International Inc. ("Darius"), a wholly-owned subsidiary of the Company which was formed in January 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius is a direct selling organization specializing in proprietary health and wellness products. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the COLD-EEZE branded products. The revenues of this segment are proportionate to the number of active independent distributors and during the course of 2007 these distributor numbers declined. Additionally, 2007 revenues may have been adversely affected due to continuing litigation between the Company and the sponsor of the segment's product line. Corrective action, which involved the appointment of a new president of the segment and expanding the international sector, initiated during 2006 has helped to decrease the rate of decline in revenues of this segment.

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc., whose major shareholder is Mr. Kevin P. Brogan, the current president of Darius. The terms of the agreement include a cash purchase price of $1,000,000 by InnerLight Holdings, Inc., for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications. Darius markets health and wellness products through its wholly-owned subsidiary, Innerlight Inc., which constituted the Health and Wellness segment of the Company. Losses from this segment in recent times have reduced the resources available for the research and development activities of the Pharma segment. Additionally, the divestiture of Darius will provide clarity to the Company's strategic plan to focus its future endeavors in a pharmaceutical entity with OTC products and a pipeline of potential formulations that may lead to prescription products.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing naturally derived prescription drugs. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products. The Company continues to invest significantly with ongoing research and development activities of this segment.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs in order to continue to compete on a national and international level. The business development of Darius is dependent on the Company retaining existing independent distributor representatives and recruiting additional active representatives both internationally and within the United States, continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard has not had a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* – including an amendment of FASB No. 115 ("SFAS 159"). The Statement permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS 159 on its operating results and financial position.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is currently evaluating the impact, if any, of SFAS 160 on its operating results and financial position.

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations,"* ("SFAS 141R") which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 141R on its operating results and financial position.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company is organized into four different but related business segments, Cold Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive promotion costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to that specific segment. Traditionally, these provisions are not material to net income in the Health and Wellness and Contract Manufacturing segments. The Ethical Pharmaceutical segment does not have any revenues.

The product in the Cold Remedy segment, COLD-EEZE®, has been clinically proven in two double-blind studies to reduce the severity and duration of common cold symptoms. Accordingly, factors considered in estimating the appropriate sales returns and allowances for this product include it being: a unique product with limited competitors; competitively priced; promoted; unaffected for remaining shelf life as there is no expiration date; monitored for inventory levels at major customers and third-party consumption data, such as Information Resources, Inc. ("IRI").

At December 31, 2007 and 2006 the Company included reductions to accounts receivable for sales returns and allowances of $356,000 and $534,000, respectively, and cash discounts of $169,000 and $154,000, respectively. Additionally, current liabilities at December 31, 2007 and 2006 include $1,137,650 and $861,186, respectively for cooperative incentive promotion costs.

The roll-forward of the sales returns and allowance reserve ending at December 31 is as follows:

ACCOUNT – SALES RETURNS & ALLOWANCES	2007	2006
Beginning balance	$ 534,176	$ 634,580
Provision made for future charges relative to sales for each period presented	1,168,615	1,061,640
Current provision related to discontinuation of COLD-EEZE® nasal spray	-	113,067
Actual returns & allowances recorded in the current period presented	(1,346,185)	(1,275,111)
Ending balance	$ 356,606	$ 534,176

The increase in the 2007 provision was principally due to non-routine returns of obsolete product and product mix realignment by certain of our customers. Also, the Company applies specific limits on product returns from customers, and evaluates return requests from customers relative to the Cold Remedy segment.

Management believes there are no material charges to net income in the current period, related to sales from a prior period.

REVENUE

Provisions to reserves to reduce revenues for cold remedy products that do not have an expiration date, include the use of estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an effective applicable rate, which is tested on an annual basis and reviewed quarterly to ascertain the most applicable effective rate. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions relative to net sales for the period presented are also performed.

A one percent deviation for these consolidated reserve provisions for the years ended December 31, 2007, 2006 and 2005 would affect net sales by approximately $468,000, $483,000 and $599,000, respectively. A one percent deviation for cooperative incentive promotions reserve provisions for the years ended December 31, 2007, 2006 and 2005 could affect net sales by approximately $323,000, $298,000 and $352,000, respectively.

The reported results include a remaining returns provision of approximately zero and $113,000 at December 31, 2007 and December 31, 2006, respectively in the event of future product returns following the discontinuation of the COLD-EEZE Cold Remedy Nasal Spray product in September 2004.

INCOME TAXES

The Company has recorded a valuation allowance against its net deferred tax assets. Management believes that this allowance is required due to the uncertainty of realizing these tax benefits in the future. The uncertainty arises because the Company may incur substantial research and development costs in its Ethical Pharmaceutical segment.

RESULTS OF OPERATIONS

Year ended December 31, 2007 compared with same period 2006

Net sales for 2007 were $39,475,381 compared to $42,124,969 for 2006, reflecting a decrease of 6.3% in 2007. Revenues, by segment, for 2007 were Cold Remedy, $25,730,016; Health and Wellness, $11,233,879; and Contract Manufacturing, $2,511,486; as compared to 2006, when the revenues for each respective segment were $24,815,850, $15,274,940 and $2,034,179.

The Cold Remedy segment reported a sales increase in 2007 of $914,166 or 3.7%. This increase reflects the launch of the Organix™ and Immune products in the third quarter 2007, contributing combined net sales of $2,017,316. Additionally, the COLD-EEZE® price increase to the trade on July 1, 2007 contributed additional net sales amount of approximately $2,250,000. The 2007 sales activity indicates reduced unit sales of COLD-EEZE to retail which is reflective of Information Resources Inc. ("IRI") reports indicating a substantial decrease in unit consumption of COLD-EEZE in 2007, both in the fourth quarter and over the twelve month period. Available IRI reports indicate that the 2007 cough/cold season had the lowest reported incidence of the common cold in over eight years, a factor which had consequences across the cough/cold category. Revenues of this segment were also negatively impacted by the reduction in warehouse and retail inventory levels of several key retail outlets. New competitor products continue to enter into the retail arena and vie for visibility in an already congested category. Unlike COLD-EEZE, which is clinically proven to treat the common cold, many of these new products are without any evidence of clinical effectiveness. The Company is continuing to strongly support COLD-EEZE as a clinically proven cold remedy product through in-store promotion, media advertising and the introduction of new flavors.

The Health and Wellness segment's net sales decreased in 2007 by $4,041,061 or 26.5%. The revenues of this segment are proportionate to the number of active independent distributors and during the course of 2007 these distributor numbers declined. Additionally, 2007 revenues may have been adversely affected due to continuing litigation between the Company and the sponsor of the segment's product line. Corrective action, which involved the appointment of a new president of the segment and expanding the international sector, initiated during 2006 has helped to decrease the rate of decline in revenues of this segment. On February 29, 2008, the Company sold this wholly-owned subsidiary, Darius International Inc. ("Darius") to InnerLight Holdings, Inc., as discussed earlier.

The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2007 increased by $477,307 or 23.5%.

Cost of sales from continuing operations for 2007 as a percentage of net sales was 42.6%, compared to 45.7% for 2006. The cost of sales percentage for the Cold Remedy segment decreased in 2007 by 1.6% primarily due to the impact of the discontinuation of the Company's royalty obligations to the developers in May 2007, a favorable effect of 3.4% in 2007, the launch of the two new products and the impact of the COLD-EEZE price increase resulted in a combined increase in cost of 0.7% and the adverse impact of the coupon programs on cost of goods was 1.4%. The cost of sales percentage for the Health and Wellness segment decreased in 2007 by 1.5% due to reduced independent distributor representatives commission costs of 3.9% with some offset due to increased product and inventory obsolescence costs.

The 2007 and 2006 consolidated cost of sales were both favorably impacted as a result of the consolidation effects of the manufacturing facility as it relates to COLD-EEZE®. These gross profit gains of the Cold Remedy segment were mitigated by substantially lower gross profit margins for the Contract Manufacturing segment, which is significantly lower than the other operating segments.

Selling, marketing and administrative expenses for 2007 were $19,394,020 compared to $21,449,934 in 2006. The decrease in 2007 was primarily due to decreased outside advertising, marketing and promotional costs of $2,117,000, primarily due to a reduction in media advertising with a change to various coupon programs the costs of which are accounted for as a reduction from sales. Sales brokerage commission costs increased by $275,000 due to increased 2007 cold remedy sales; payroll costs increased by $897,000, mainly due to increased 2007 bonuses; legal costs decreased by $194,000, insurance costs decreased by $461,000, stock promotion increased by $184,000. Selling, marketing and administrative expenses, by segment, in 2007 were Cold Remedy $12,695,795; Health and Wellness $4,464,371; Pharma $602,409; and Contract Manufacturing $1,631,445; as compared to 2006 of $13,180,620, $5,953,277, $743,465 and $1,572,572, respectively.

Research and development costs for 2007 and 2006 were $6,490,367 and $3,820,071, respectively. Principally, the increase in research and development expenditure was the result of increased Pharma study costs of approximately $2,772,000 in 2007.

During 2007, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $15,179,152 (58.6%) of the total operating expenses of $25,884,387, a decrease of 5.6% over the 2006 amount of $16,086,896 (63.7%) of total operating expenses of $25,270,005, largely the result of decreased advertising, increased brokers commission and increased payroll costs in 2007.

Total assets of the Company at December 31, 2007 and 2006 were $33,313,718 and $34,845,034, respectively. Working capital decreased by $1,722,354 to $18,818,919 at December 31, 2007. The primary influences on working capital during 2007 were: the decrease in cash balances, increased inventory on hand; increased accrued royalties and sales commissions as a result of litigation between the Company and the developer of COLD-EEZE, increased other liabilities and decreased advertising payable balances due to variations in advertising scheduling and strategies between years and related seasonal factors.

Year ended December 31, 2006 compared with same period 2005

Net sales for 2006 were $42,124,969 compared to $53,658,043 for 2005, reflecting a decrease of 21.5% in 2006. Revenues, by segment, for 2006 were Cold Remedy, $24,815,850; Health and Wellness, $15,274,940; and Contract Manufacturing, $2,034,179; as compared to 2005 when the revenues for each respective segment were $29,284,651, $20,473,050 and $3,900,342.

The Cold Remedy segment reported a sales decrease in 2006 of $4,468,801 or 15.3%. Sales in 2006 were negatively impacted by higher than expected inventory levels being carried by our customers resulting in a shift in their buying patterns; lower than expected incidences of colds and upper respiratory ailments which was reflected in reduced unit consumption of the product as measured by Information Resources Incorporated ("IRI") of 8.5% for the year to December 2006. The sales performance of COLD-EEZE® in 2006 may also have been influenced by the introduction of six nationally branded Immune Booster products by competitors possibly causing temporary migration to these brands in search of a product to help them avoid catching a cold as against treating a cold. The Company is continuing to strongly support COLD-EEZE as a clinically proven cold remedy through in-store promotion, media advertising and the introduction of new flavors.

The Health and Wellness segment's net sales decreased in 2006 by $5,198,110 or 25.4%. This decrease reflects a reduction in the number of active independent distributor representatives and litigation with the sponsor of the Company's product line in this segment, which directly affects the segment's net sales. Corrective action to remediate this segment was implemented in 2006 with the appointment of a new president for this segment knowledgeable in the network marketing business along with the Company investing in and expanding its Singapore and Taiwan markets.

The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2006 decreased by $1,866,163 or 47.8%, largely attributable to a customer's discontinuation of a significant product during 2006 which was manufactured by QMI.

Cost of sales from continuing operations for 2006 as a percentage of net sales was 45.7%, compared to 48.1% for 2005. The cost of sales percentage for the Cold Remedy segment decreased in 2006 by 0.6% primarily due to the impact of the discontinuation of the Company's royalty obligations to the founders in May 2005 and variations in product sales mix. The cost of sales percentage for the Health and Wellness segment decreased in 2006 by 3.0% due to reduced independent distributor representatives commission costs, reduced product cost with some offset due to increased costs associated with international sales activity. The 2006 and 2005 consolidated cost of sales were both favorably impacted as a result of the consolidation effects of the manufacturing facility as it relates to COLD-EEZE. These gross profit gains of the Cold Remedy segment were mitigated by substantially lower gross profit margins for the Contract Manufacturing segment, which is significantly lower than the other operating segments.

Selling, marketing and administrative expenses for 2006 were $21,449,934 compared to $21,070,307 in 2005. The increase in 2006 was primarily due to decreased sales brokerage commission costs of $900,000 due to decreased 2006 sales; increased outside advertising, marketing and promotional costs of $660,000, payroll costs decreased by $1,500,000, mainly due to reduced 2006 bonuses; legal costs increased by $900,000, insurance costs increased by $600,000, 2006 included $400,000 in costs related to the international direct selling business with no comparable 2005 costs. Selling, marketing and administrative expenses, by segment, in 2006 were Cold Remedy $13,180,620; Health and Wellness $5,953,277; Pharma $743,465; and Contract Manufacturing $1,572,572; as compared to 2005 of $13,519,967, $5,249,296, $724,394 and $1,576,650, respectively.

Research and development costs for 2006 and 2005 were $3,820,071 and $3,784,221, respectively. Principally, the increase in research and development expenditure was the result of increased Pharma study costs of approximately $246,000 in 2006 with offset due to decreased cold-remedy related product testing costs in 2006 compared to the prior year.

During 2006, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $16,086,896 (63.7%) of the total operating expenses of $25,270,005, a decrease of 4.9% over the 2005 amount of $16,922,587 (68.1%) of total operating expenses of $24,854,528, largely the result of decreased sales brokerage commission costs, increased legal costs and decreased payroll costs in 2006.

Total assets of the Company at December 31, 2006 and 2005 were $34,845,034 and $35,975,639, respectively. Working capital decreased by $140,989 to $20,541,273 at December 31, 2006. The primary influences on working capital during 2006 were: the increase in cash balances, decreased account receivable balances due to reduced sales, increased inventory on hand as a result of sales shortfall; increased accrued royalties and sales commissions as a result of litigation between the Company and the developer of COLD-EEZE®, the total repayment of the debt balance, and decreased advertising payable balances due to variations in advertising scheduling between years and related seasonal factors.

MATERIAL COMMITMENTS AND SIGNIFICANT AGREEMENTS

Effective October 1, 2004, the Company acquired certain assets and assumed certain liabilities of JoEl, Inc., the sole manufacturer of the COLD-EEZE lozenge product. As part of the acquisition, the Company entered into a loan obligation in the amount of $3.0 million payable to PNC Bank, N.A. The loan was collateralized by mortgages on real property located in each of Lebanon, Pennsylvania and Elizabethtown, Pennsylvania and was used to finance the majority of the cash portion of the purchase price. The Company could elect interest rate options of either the Prime Rate or LIBOR plus 200 basis points. The loan was payable in eighty-four equal monthly principal payments of $35,714 commencing November 1, 2004, and such amounts payable were reflected in the consolidated balance sheet as current portion of long-term debt amounting to $428,571 and long-term debt amounting to $1,035,715 at December 31, 2005. The loan was completely repaid in 2006. During the duration of the loan, the Company was in compliance with all related loan covenants.

With the exception of the Company's COLD-EEZE brand lozenge products and QMI's sales to third party customers, the Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which expired in May 2007. However, the Company and the developer are in litigation and as such, no potential offset for these fees from such litigation has been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers of the Company, who are also directors and stockholders of the Company, and whose agreements expired in May 2005. The expenses for the respective periods relating to such agreements amounted to

$293,266, $1,153,354 and $1,745,748 for the year ended December 31, 2007, 2006 and 2005, respectively. Amounts accrued for these expenses at December 31, 2007 and 2006 were $3,524,031 and $3,230,765, respectively.

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc., whose major shareholder is Mr. Kevin P. Brogan, the current president of Darius. The terms of the agreement include a cash purchase price of $1,000,000 by InnerLight Holdings, Inc. for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications. Darius markets health and wellness products through its wholly-owned subsidiary, Innerlight Inc., which constituted the Health and Wellness segment of the Company. Losses from this segment in recent times have reduced the resources available for the research and development activities of the Pharma segment. Additionally, the divestiture of Darius will provide clarity to the Company's strategic plan to focus its future endeavors in a pharmaceutical entity with OTC products and a pipeline of potential formulations that may lead to prescription products.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements. Amounts expensed under such agreement during 2007, 2006 and 2005 were $408,343, $630,723, and $838,607, respectively. Amounts payable under such agreement at December 31, 2007 and 2006 were $935,906 and $528,990, respectively.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2007, 2006 and 2005, of $310,957, $336,914, and $227,701, respectively. The future minimum lease obligations under these operating leases are approximately $305,333.

Liquidity and Capital Resources

The Company had working capital of $18,818,919 and $20,541,273 at December 31, 2007 and 2006, respectively. Changes in working capital overall have been primarily due to the following items: cash balances decreased by $1,671,477; account receivable balances, net, increased by $115,516 due to increased cold remedy sales and effective collection practices; inventory increased by $549,523 primarily the result of finished goods and related raw materials related to the addition of the two new cold remedy product and seasonal factors, accrued advertising decreased by $770,498 due to variations in media advertising scheduling and strategies between years and seasonal factors; accrued royalties and sales commissions increased by $328,439 largely due to the effects of certain litigation in progress. Total cash balances at December 31, 2007 were $16,085,282 compared to $17,756,759 at December 31, 2006.

Management believes that its strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, adequate manufacturing capacity, and growth in international sales, together with its current working capital, should provide an internal source of capital to fund the Company's normal business operations. The operations of the Company contribute to the current research and development expenditures of the Ethical Pharmaceutical segment. In addition to the funding from operations, the Company may in the short and long term raise capital through the issuance of equity securities or secure other financing resources to support such research. As research progresses on certain formulations, expenditures of the Pharma segment will require substantial financial support and would necessitate the consideration of other approaches such as licensing or partnership arrangements that meet the Company's long term goals and objectives. Ultimately, should internal working capital or internal funding be insufficient, there is no guarantee that other financing resources will become available, thereby deferring future growth and development of certain formulations.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations, along with its current cash balances, will be sufficient to finance working capital and capital expenditure requirements for at least the next year.

CONTRACTUAL OBLIGATIONS

The Company's future contractual obligations and commitments at December 31, 2007 consist of the following:

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Operating Lease Obligations	$ 316,002	$ 198,825	$117,177	$ –	$ –
Purchase Obligations	–	–	–	–	–
Research and Development	3,930,412	3,930,412	–	–	–
Advertising	1,915,643	1,915,643	–	–	–
Total Contractual Obligations	$6,162,057	$6,044,880	$117,177	$ –	$ –

OFF-BALANCE SHEET ARRANGEMENTS

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

IMPACT OF INFLATION

The Company is subject to normal inflationary trends and anticipates that any increased costs would be passed on to its customers.

Quantitative And Qualitative Disclosures About Market Risk

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest-earning marketable securities.

Forward-Looking Statements

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's products, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

Certain Risk Factors

The Quigley Corporation makes no representation that the United States Food and Drug Administration ("FDA") or any other regulatory agency will grant an Investigational New Drug ("IND") or take any other action to allow its formulations to be studied or marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the Food and Drug Administration. Additionally, data that demonstrates activity or effectiveness in animals or in vitro tests do not necessarily mean such formula test compound, referenced herein, will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission ("SEC").

FINANCIAL STATEMENTS

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.



GUY J. QUIGLEY
Chairman of the Board,
President, Chief Executive Officer
March 4, 2008



GEORGE J. LONGO
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 4, 2008

REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
STOCKHOLDERS OF THE QUIGLEY CORPORATION

We have audited the accompanying consolidated balance sheets of The Quigley Corporation as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited The Quigley Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Quigley Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Quigley Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, The Quigley Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

AMPER POLITZINER & MATTIA P.C.

Edison, New Jersey
March 7, 2008

PROCEDURES

As of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

Our chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on our internal controls over financial reporting can be found with the attached financial statements. The Independent Registered Public Accounting Firm's attestation report on our internal control over financial reporting can also be found with the attached financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective as of December 31, 2007. Our internal control over financial reporting has been audited by Amper, Politziner & Mattia, P.C., an independent registered public accounting firm, as stated in their report which is included herein.

CONSOLIDATED
BALANCE SHEETS

	DECEMBER 31, 2007	DECEMBER 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,085,282	$ 17,756,759
Accounts receivable		
(net of doubtful accounts of $178,144 and $275,636)	6,672,863	6,557,347
Inventory	4,811,627	4,262,104
Prepaid expenses and other current assets	1,265,518	1,217,097
TOTAL CURRENT ASSETS	28,835,290	29,793,307
PROPERTY, PLANT AND EQUIPMENT – net	4,355,213	4,838,076
OTHER ASSETS	123,215	213,651
TOTAL ASSETS	$ 33,313,718	$ 34,845,034
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 537,863	$ 885,648
Accrued royalties and sales commissions	4,081,085	3,752,646
Accrued advertising	1,379,761	2,150,259
Other current liabilities	4,017,662	2,463,481
TOTAL CURRENT LIABILITIES	10,016,371	9,252,034
MINORITY INTEREST	53,092	63,563
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000;		
Issued: 17,499,186 and 17,330,686 shares	8,750	8,665
Additional paid-in-capital	37,535,523	37,362,453
Retained earnings	10,888,141	13,346,478
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	23,244,255	25,529,437
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,313,718	$ 34,845,034

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
NET SALES	$ 39,475,381	$ 42,124,969	$ 53,658,043
COST OF SALES	16,827,062	19,246,604	25,824,085
GROSS PROFIT	22,648,319	22,878,365	27,833,958
OPERATING EXPENSES:			
Sales and marketing	5,977,358	8,326,197	8,414,065
Administration	13,416,662	13,123,737	12,656,242
Research and development	6,490,367	3,820,071	3,784,221
TOTAL OPERATING EXPENSES	25,884,387	25,270,005	24,854,528
(LOSS) INCOME FROM OPERATIONS	(3,236,068)	(2,391,640)	2,979,430
OTHER INCOME (EXPENSE):			
Interest income	777,731	753,538	402,580
Interest expense	–	(21,644)	(100,326)
TOTAL OTHER INCOME, NET	777,731	731,894	302,254
(LOSS) INCOME BEFORE TAXES	(2,458,337)	(1,659,746)	3,281,684
INCOME TAXES	–	88,599	65,000
NET (LOSS) INCOME	$ (2,458,337)	$ (1,748,345)	$ 3,216,684
(Loss) Earnings per common share:			
Basic	$ (0.19)	$ (0.14)	$ 0.28
Diluted	$ (0.19)	$ (0.14)	$ 0.24
Weighted average common shares outstanding:			
Basic	12,728,706	12,245,073	11,660,561
Diluted	12,728,706	12,245,073	13,299,162

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS' EQUITY

	COMMON STOCK SHARES	ISSUED AMOUNT	ADDITIONAL PAID-IN-CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
BALANCE DECEMBER 31, 2004	11,639,743	$8,143	$35,203,816	$(25,188,159)	$11,878,139	$21,901,939
Tax benefits from options, warrants & common stock			249,453			249,453
Tax benefit allowance			(249,453)			(249,453)
Proceeds from options and warrants exercised	74,728	37	200,987			201,024
Net income					3,216,684	3,216,684
BALANCE DECEMBER 31, 2005	11,714,471	8,180	35,404,803	(25,188,159)	15,094,823	25,319,647
Tax benefits from options, warrants & common stock			2,484,330			2,484,330
Tax benefit allowance			(2,484,330)			(2,484,330)
Proceeds from options and warrants exercised	1,011,155	505	1,957,630			1,958,135
Stock cancellation	(40,993)	(20)	20			–
Net loss					(1,748,345)	(1,748,345)
BALANCE DECEMBER 31, 2006	12,684,633	8,665	37,362,453	(25,188,159)	13,346,478	25,529,437
Tax benefits from options, warrants & common stock			153,631			153,631
Tax benefit allowance			(153,631)			(153,631)
Proceeds from options exercised	168,500	85	173,070			173,155
Net loss					(2,458,337)	(2,458,337)
BALANCE DECEMBER 31, 2007	12,853,133	$8,750	$37,535,523	$(25,188,159)	$10,888,141	$23,244,255

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
OPERATING ACTIVITIES:			
Net (loss) income	$ (2,458,337)	$ (1,748,345)	$ 3,216,684
Adjustments to reconcile net (loss) income to net cash provided by continuing operations:			
Depreciation and amortization	996,161	1,326,920	1,404,107
(Gain) Loss on the sales of fixed assets	19,737	–	(3,907)
Bad debts provision	19,806	26,358	98,751
(Increase) decrease in assets:			
Accounts receivable	(135,322)	1,296,435	(1,602,912)
Inventory	(549,523)	(362,040)	(445,382)
Prepaid expenses and other current assets	(48,421)	365,754	(896,552)
Other assets	82,841	(69,282)	3,748
Increase (decrease) in liabilities:			
Accounts payable	(347,785)	113,829	(206,582)
Accrued royalties and sales commissions	328,439	451,048	1,505,517
Accrued advertising	(770,498)	(710,155)	941,403
Other current liabilities	1,551,304	266,421	250,614
Total adjustments	1,146,739	2,705,288	1,048,805
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,311,598)	956,943	4,265,489
INVESTING ACTIVITIES:			
Capital expenditures	(533,034)	(697,479)	(531,213)
Proceeds from the sale of fixed assets	–	118,276	12,000
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(533,034)	(579,203)	(519,213)
FINANCING ACTIVITIES:			
Principal payments on debt	–	(1,464,286)	(1,428,571)
Stock options and warrants exercised	173,155	1,958,135	201,024
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	173,155	493,849	(1,227,547)
NET (DECREASE) INCREASE IN CASH	(1,671,477)	871,589	2,518,729
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	17,756,759	16,885,170	14,366,441
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 16,085,282	$ 17,756,759	$ 16,885,170
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ –	$ 21,644	$ 100,326
Taxes	$ –	$ 88,599	$ 65,000

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy, Health and Wellness and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace together with the sale of proprietary health and wellness products through its direct selling subsidiary. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE is now an established product in the health care and cold remedy market. Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE products. In addition, QMI produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities.

Darius International Inc. ("Darius"), the Health and Wellness segment, a wholly-owned subsidiary of the Company, was formed in January 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius is a direct selling organization specializing in proprietary health and wellness products, marketed through its wholly-owned subsidiary, Innerlight Inc. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the COLD-EEZE branded products. On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc. (See Note 17, "Subsequent Events" for further discussion.)

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing naturally derived prescription drugs, cosmeceuticals, and dietary supplements. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs in order to continue to compete on a national and international level. The continued expansion of Darius is dependent on the Company retaining existing independent distributor representatives and recruiting additional active representatives both internationally and within the United States, continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE® is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. Effective March 31, 2004, the financial statements include consolidated variable interest entities ("VIEs") of which the Company is the primary beneficiary. (See discussion in Note 4, "Variable Interest Entity.")

Use of Estimates

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United Sates of America. In connection with the preparation of the consolidated financial statements, the Company is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. Management reviews the accounting policies, assumptions, estimates and judgments on a quarterly basis to ensure the financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from these assumptions and estimates, and such differences could be material.

The Company is organized into four different but related business segments, Cold Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive program costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to each specific segment. Traditionally, these provisions are not material to reported revenues in the Health and Wellness and Contract Manufacturing segments and the Ethical Pharmaceutical segment does not have any revenues.

Provisions to these reserves within the Cold Remedy segment include the use of such estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an applicable effective rate. Estimates for sales returns are tracked at the specific customer level and are tested on an annual historical basis, and reviewed quarterly, as is the estimate for cooperative incentive promotion costs. Cash discounts follow the terms of sales and are taken by virtually all customers. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions for any future returns or allowances, cash discounts and cooperative incentive promotion costs relative to net sales for the period presented are also performed.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

INVENTORIES

Inventory is valued at the lower of cost, determined on a first-in, first-out basis (FIFO), or market. Inventory items are analyzed to determine cost and the market value and appropriate valuation reserves are established. The consolidated financial statements include a reserve for excess or obsolete inventory of $868,710 and $430,926 as of December 31, 2007 and 2006, respectively. Inventories included raw material, work in progress and packaging amounts of approximately $1,197,000 and $1,077,000 at December 31, 2007 and December 31, 2006, respectively, with the remainder comprising finished goods.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty to thirty-nine years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with several major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 37% for the year ended December 31, 2007, 31% for the year ended December 31, 2006, and 29% for the year ended December 31, 2005. Customers comprising the five largest accounts receivable balances represented 58% and 56% of total trade receivable balances at December 31, 2007 and 2006, respectively. During 2007, 2006 and 2005, approximately 11%, 9%, and 8%, respectively, of the Company's revenues were related to international markets.

The Company's revenues are currently generated from the sale of the Cold Remedy products which approximated 65%, 59% and 55% of total revenues in the twelve month periods ended December 31, 2007, 2006 and 2005, respectively. The Health and Wellness segment approximated 29%, 36% and 38%, for the year ended December 31, 2007, 2006 and 2005, respectively. The Contract Manufacturing segment approximated 6%, 5% and 7% for the year ended December 31, 2007, 2006 and 2005, respectively.

Raw materials used in the production of the products are available from numerous sources. Raw materials for the COLD-EEZE® lozenge product are currently procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply QMI with the ingredients, other sources have been identified. Should these product sources terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Darius' products for resale can be sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with products, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

Long-lived Assets

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future undiscounted cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows compared to the related asset value, an impairment loss would be recognized in the Statement of Operations.

Revenue Recognition

Sales are recognized at the time ownership is transferred to the customer, which for the Cold Remedy segment is the time the shipment is received by the customer and for both the Health and Wellness segment and the Contract Manufacturing segment, when the product is shipped to the customer. Revenue is reduced for trade promotions, estimated sales returns, cash discounts and other allowances in the same period as the related sales are recorded. The Company makes estimates of potential future product returns and other allowances related to current period revenue. The Company analyzes historical returns, current trends, and changes in customer and consumer demand when evaluating the adequacy of the sales returns and other allowances. The consolidated financial statements include reserves of $356,606 for future sales returns and $347,102 for other allowances as of December 31, 2007 and $534,176 and $429,546 at December 31, 2006, respectively. The 2007 and 2006 reserve balances include a remaining returns provision at December 31, 2007 and December 31, 2006 of zero and approximately $113,000, respectively, in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004. The reserves also include an estimate of the uncollectability of accounts receivable resulting in a reserve of $178,144 at December 31, 2007 and $275,636 at December 31, 2006.

COST OF SALES

For the Cold Remedy segment, in accordance with contract terms, payments calculated based upon net sales collected to the patent holder of the COLD-EEZE formulation and payments to the corporation founders (this agreement terminated in 2005) and developers of the final saleable COLD-EEZE product (this agreement terminated in 2007) amounting to $317,871, $1,153,354 and $1,745,748, respectively, at December 31, 2007, 2006 and 2005 are presented in the financial statements as cost of sales.

In the Health and Wellness segment, agreements with Independent Distributor Representatives ("IR's") require payments to them to be calculated based upon net commissionable sales of other IR's in their down-line and not on any of their individual purchases of products including not taking title to the products that are sold by other IR's. In accordance with EITF 01-9, such payments to the IR's do not qualify as a reduction of the selling price as these payments are not offered as an allowance or as a percentage rebate of direct purchases made, and the IR's are not offered any cooperative incentive promotions of any type. Such payments, among other factors, are related to expand the cycle of additional IR's and for maintaining the distribution channel for this segment's products.

Accordingly, such distribution payments amounting to $4,295,609, $6,433,602 and $9,207,613, respectively, at December 31, 2007, 2006 and 2005 are presented in the financial statements as cost of sales.

OPERATING EXPENSES

Agreements relating to the Cold Remedy segment with a major national sales brokerage firm are for this firm to sell the manufactured COLD-EEZE product to our customers. Such related costs are presented in the financial statements as selling expenses.

In the Health and Wellness segment, the Company includes payments in accordance with agreements with the former owner of its acquired proprietary products, to be calculated based upon net sales collected. These agreements provide for exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements with such payments being classified as administration expense.

SHIPPING AND HANDLING

Product sales relating to Health and Wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For the Cold Remedy and Contract Manufacturing segments, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date the Company became publicly traded. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the 2005 period presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility of 58.3%; and expected dividend yield of 0% and risk-free interest rate of 4.46%. The impact of applying SFAS No. 123R in this pro forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123R does not apply to stock options granted prior to the beginning of fiscal year 2006 and additional stock options awards may be granted in future years. All options were immediately vested upon grant. No options or warrants were granted during the years ended December 31, 2007 and 2006.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2005 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		Year Ended December 31, 2005
Net income		
	As reported	$ 3,216,684
Add:	Stock-based compensation expense included in reported net income as determined under the intrinsic value method	–
Deduct:	Adjustment to stock-based employee compensation expense as determined under the fair value based method	(3,884,400)
	Pro forma net loss	$ (667,716)
Basic earnings (loss) per share		
	As reported	$ 0.28
	Pro forma	$ (0.06)
Diluted earnings (loss) per share		
	As reported	$ 0.24
	Pro forma	$ (0.05)

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented based on fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

A total of zero, zero, and 520,000 stock options were granted to employees and non-employees in 2007, 2006 and 2005, respectively.

ADVERTISING AND INCENTIVE PROMOTIONS

Advertising and incentive promotion costs are expensed within the period in which they are utilized. Advertising and incentive promotion expense is comprised of media advertising, presented as part of sales and marketing expense; co-operative incentive promotions and coupon program expenses, which are accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising and incentive promotion costs incurred for the years ended December 31, 2007, 2006 and 2005 were $7,290,065, $7,703,426, and $8,688,233, respectively. Included in prepaid expenses and other current assets was $158,428 and $258,215 at December 31, 2007 and 2006 relating to prepaid advertising and promotion expenses.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2007, 2006 and 2005 were $6,490,367, $3,820,071 and $3,784,221, respectively. Principally, research and development costs are related to Pharma's study activities and costs associated with COLD-EEZE®.

INCOME TAXES

The Company utilizes the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. (See Note 12, "Income Taxes" for further discussion.)

Effective January 1, 2007, the Company adopted Financial Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an effect on the consolidated financial statements.

As a result of the Company's continuing tax losses, the Company has recorded a full valuation allowance against a net deferred tax asset. Additionally, the Company has not recorded a liability for unrecognized tax benefits subsequent to the adoption of FIN 48.

The tax years 2004-2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of past periods' long-term debt was approximately equivalent to its carrying value due to the fact that the interest rates then available to the Company for debt with similar terms were approximately equal to the interest rates for the Company's debt. Determination of the fair value of related party payables is not practicable due to their related party nature.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, *"Fair Value Measurements"*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard has not had a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* – including an amendment of FASB No. 115 ("FAS 159"). The Statement permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact, if any, of FAS 159 on its operating results and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *"Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51"* ("FAS 160"). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is currently evaluating the impact, if any, of FAS 160 on its operating results and financial position.

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations,"* ("SFAS 141R") which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 141R on its operating results and financial position.

NOTE 3 – VARIABLE INTEREST ENTITY

In December 2003, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities ("VIE")* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. Effective March 31, 2004, the Company adopted FIN 46R for VIE's formed prior to February 1, 2003. The Company has determined that Scandasystems, a related party, qualifies as a variable interest entity and the Company has consolidated Scandasystems beginning with the quarter ended March 31, 2004. Due to the fact that the Company has no long-term contractual commitments or guarantees, the maximum exposure to loss is insignificant. As a result of consolidating the VIE of which the Company is the primary beneficiary, the Company recognized a minority interest of approximately $53,092 and $63,563 on the Consolidated Balance Sheet in 2007 and 2006 which represents the difference between the assets and the liabilities recorded upon the consolidation of the VIE.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company's general assets. Rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company's general assets. Reflected on the Company's Consolidated Balance Sheet are $56,996 and $64,592 in 2007 and 2006 of VIE assets, representing all of the assets of the VIE. The VIE assists the Company in acquiring licenses and research and development activities in certain countries.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:

	DECEMBER 31, 2007	DECEMBER 31, 2006
Land	$ 538,791	$ 538,791
Buildings and improvements	2,690,658	2,562,052
Machinery and equipment	5,275,039	4,951,049
Computer software	533,317	528,332
Furniture and fixtures	271,928	283,583
	9,309,733	8,863,807
Less: Accumulated depreciation	4,954,520	4,025,731
Property, Plant and Equipment, net	$ 4,355,213	$ 4,838,076

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $996,161, $1,326,920, and $1,404,107, respectively. During the year ended December 31, 2007, the Company retired equipment with an original cost of approximately $84,469 and accumulated depreciation of approximately $67,732.

NOTE 5 – PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which expired May 2007. However, the Company and the developer are in litigation (see Note 8) and as such no potential offset for these fees from such litigation has been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expired in 2005 (see Note 14).

The expenses for the respective periods relating to such agreements amounted to $293,266, $1,153,354 and $1,745,748, for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts accrued for these expenses at December 31, 2007 and 2006 were $3,524,031 and $3,230,765, respectively, all non-related party balances.

Amounts included in accrued royalties and sales commissions in the balance sheets at December 31, 2007 and 2006, are all non-related party balances.

NOTE 6 – LONG-TERM DEBT

In connection with the Company's acquisition of certain assets of JoEl, Inc. in October 2004, the Company entered into a term loan in the amount of $3 million payable to PNC Bank, N.A. which was collateralized by mortgages on real property located in each of Lebanon and Elizabethtown, Pennsylvania. The Company could elect interest rate options at either the Prime Rate or LIBOR plus 200 basis points. The loan was payable in eighty-four equal monthly principal payments of $35,714 that commenced on November 1, 2004. In April 2005, the Company prepaid an amount of $1.0 million against the outstanding balance on the long-term loan. In April 2006, the Company prepaid the total outstanding balance of approximately $1.3 million.

NOTE 7 – OTHER CURRENT LIABILITIES

Included in other current liabilities are $1,276,839 and $234,208 related to accrued compensation at December 31, 2007 and 2006, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2007, 2006 and 2005, of $310,957, $336,914, and $227,701, respectively. The Company has approximate future obligations over the next five years as follows:

YEAR	RESEARCH AND DEVELOPMENT	PROPERTY AND OTHER LEASES	ADVERTISING	OTHER	TOTAL
2008	$3,930,412	$198,825	$1,915,643	$ –	$6,044,880
2009	–	116,583	–	–	116,583
2010	–	594	–	–	594
2011	–	–	–	–	–
2012	–	–	–	–	–
Total	$3,930,412	$316,002	$1,915,643	$ –	$6,162,057

Additional advertising and research and development costs are expected to be incurred during the remainder of 2008.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for product exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements. Amounts paid or payable under such agreement during the year ended December 31, 2007, 2006 and 2005 were $408,343, $630,723 and $838,607, respectively. Amounts payable under such agreement at December 31, 2007 and

December 31, 2006 were $935,906 and $528,990, respectively. On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc. (See Note 17, "Subsequent Events" for additional information.)

The Company has had several licensing and other contractual agreements. (See Note 5.)

TESAURO AND ELEY, ET AL. VS. THE QUIGLEY CORPORATION
(CCP of Phila., August Term 2000, No. 001011)

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), allegedly on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint further alleges that the plaintiffs purchased certain COLD-EEZE® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements, which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint, as pleaded originally, requested an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of implied warranty of merchantability and unjust enrichment, as well as a judicial determination that the action be maintained as a class action. In October, 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The court sustained certain objections, thereby narrowing plaintiffs' claims.

In May 2001, plaintiffs filed a motion to certify the putative class. The Company opposed the motion. In November, 2001, the court held a hearing on plaintiffs' motion for class certification. In January, 2002, the court denied in part and granted in part plaintiffs' motion. The court denied plaintiffs' motion to certify a class based on plaintiffs' claims under Pennsylvania's consumer protection law, under which plaintiffs sought treble damages, effectively dismissing this cause of action; however, the court certified a class based on plaintiffs' secondary breach of implied warranty and unjust enrichment claims. In August, 2002, the court issued an order adopting a form of Notice of Class Action to be published nationally. Significantly, the form of Notice approved by the court included a provision which limits the potential class members who may potentially recover damages in this action to those persons who present a proof of purchase of COLD-EEZE during the period August 1996 and November 1999.

Afterward, a series of pre-trial motions were filed raising issues concerning trial evidence and the court's jurisdiction over the subject matter of the action. In March, 2005, the court held oral argument on these motions.

Significantly, on November 8, 2006, the Court entered an Order dismissing the case in its entirety on the basis that the action was preempted by federal law. The plaintiffs appealed the Court's decision in December, 2006 to the Superior Court of the Commonwealth of Pennsylvania. On February 19, 2008, the Superior Court upheld defendant's appeal and remanded the case to the Philadelphia County Court of Common Pleas for trial. The Company has decided not to appeal to the Supreme Court of Pennsylvania and the case is being prepared for trial.

For the reasons stated by the Court in dismissing the case, as well as for other reasons, the Company believes that plaintiffs' case on appeal lacks merit; however, no prediction as to the outcome of the appeal can be made.

THE QUIGLEY CORPORATION VS. JOHN C. GODFREY, ET AL.
(Bucks Co. CCP, No. 04-07776)

In this action, which was commenced in November 2004, the Company is seeking declaratory and injunctive relief against John C. Godfrey, Nancy Jane Godfrey, and Godfrey Science and Design, Inc. requesting injunctive relief regarding the COLD-EEZE® trade name and trademark; injunctive relief relating to the COLD-EEZE formulations and manufacturing methods; injunctive relief for breach of the duty of loyalty, and declaratory judgment pending the Company's payment of commissions to defendants. The Company's Complaint is based in part upon the Exclusive Representation and Distribution Agreement and the Consulting Agreement (together the "Agreements") entered into between the defendants and the Company. The Company terminated the Agreements for the defendants' alleged material breaches of the Agreements. Defendants have answered the complaint and asserted counterclaims against the Company seeking remedies relative to the Agreements. The Company believes that the defendants' counterclaims are without merit and is vigorously defending those counterclaims and is prosecuting its action on its complaint. Discovery and depositions have been partially completed and the case is scheduled to be put on the Trial List on or before June 1, 2008.

At this time no prediction as to the outcome of this action can be made.

DARIUS INTERNATIONAL INC., ET AL. VS. ROBERT O. YOUNG ET AL.
(FEDERAL DISTRICT COURT – EASTERN DISTRICT, PA)

In this action, the Company seeks injunctive relief and monetary damages against two individuals for violation of a non-competition agreement between a wholly-owned subsidiary of the Company, Innerlight Inc., and the defendants, each of whom are also under agreement to serve as consulting to the Company.

In late November, 2005, the Company learned that the defendants had launched a line of nutritional supplement products that competed with Innerlight products. Defendants promoted their line of products by a website, among other means. The Company moved for a temporary restraining order against the defendants, which the court denied; however, the court ordered expedited discovery and scheduled a preliminary injunction hearing. Before the hearing, the Company amended its complaint to add counts against defendants for unfair competition, trademark infringement and other causes, which the court allowed. In response, defendants initially moved to dismiss the case. The court denied the motion. Defendants answered the complaint and asserted nine counterclaims, including: breach of contract; breach of covenant of good faith and fair dealing; unjust enrichment, conversion; common law trademark infringement; common law violation of the right to publicity; violation of abuse of personal identity act; injunctive relief; and declaratory relief.

After the preliminary injunction hearing, held in January, 2006, the parties briefed the court on the significance of the hearing evidence in relation to the parties' respective claims. On February 17, 2006, the court held oral argument on the motion for preliminary injunction.

On April 20, 2006, the Court entered an Order enjoining defendants from competing against the Company. Thereafter, the parties engaged in pre-trial discovery.

A trial on the merits of the case was held before the Court, without a jury, during November 2006. Following the presentation of evidence, the Company renewed its claim for a permanent injunction and monetary damages against the defendants. Based upon the evidence presented at trial, the Company believes the counterclaim actions are without merit.

The Court has not entered its ruling at this point, and at this time no prediction as to the outcome can be made.

NICODROPS, INC. VS. QUIGLEY MANUFACTURING, INC.

On January 30, 2006, Quigley Manufacturing, Inc., a wholly-owned subsidiary of The Quigley Corporation, was put on notice of a claim by Nicodrops, Inc. Nicodrops, Inc. has claimed that the packaging contained incorrect expiration dates and caused it to lose sales through two (2) retailers. The total alleged sales of Nicodrops was approximately $250,000 and Nicodrops is claiming unspecified damages exceeding $2,000,000.

No suit has been filed. The Company is investigating this claim. Based on its investigation to date, the Company believes the claim is without merit. However, at this time no prediction can be made as to the outcome of this case.

THE QUIGLEY CORPORATION VS.
WACHOVIA INSURANCE SERVICES, INC. AND FIRST UNION INSURANCE SERVICES AGENCY, INC.

The Quigley Corporation instituted a Writ of Summons against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. on December 8, 2005. The purpose of this suit was to maintain an action and toll the statute of limitation against The Quigley Corporation's insurance broker who failed to place excess limits coverage for the Company for the period from November 29, 2003 until April 6, 2004. As a result of the defendant's failure to place insurance and to notify Quigley of its actions, certain pending actions covered by Quigley's underlying insurance at the present time may result in certain cases presently being defended by insurance counsel and the underlying insurance carrier to cause an exhaustion of the underlying insurance for the policy periods ending November 29, 2004 and November 29, 2005. Any case in which an alleged action arose by the use of COLD-EEZE® Nasal Spray from November 29, 2003 to April 6, 2004 is not covered by excess insurance.

The Company's claim against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. is for negligence and for equitable insurance for these claims in the event that Quigley's underlying policy limits are exhausted. Underlying coverage on certain actions has been exhausted but there can be no determination as to the damage claim until the Polski case appealed to the Eighth United States Circuit Court of Appeals has been decided.

At this time no prediction can be made as to the outcome of any action against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc.

MONIQUE FONTENOT DOYLE VS. THE QUIGLEY CORPORATION
(U.S.D.C., W.D. La. Docket No.: 6:06CV1497)

On August 31, 2006, the plaintiff filed an action against the Company in the United States District Court for the Western District of Louisiana (Lafayette-Opelousas Division). The action alleges the plaintiff suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiff are breach of express warranties and damages pursuant to the Louisiana Products Liability Act.

A trial date has been set for August 4, 2008. Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

HOWARD POLSKI AND SHERYL POLSKI VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., D. Minn. Docket No.: 04-4199 PJS/JJG)

On August 12, 2004, plaintiffs filed an action against the Company in the District Court for Hennepin County, Minnesota, which was not served until September 2, 2004. On September 17, 2004, the Company removed the case to the United States District Court for the District of Minnesota. The action alleges that plaintiffs suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiffs are negligence, products liability, breach of express and implied warranties, and breach of the Minnesota Consumer Fraud Statute.

The Company believes the plaintiffs' claims are without merit and vigorously defended this lawsuit. On September 5, 2007, the Company obtained a judgment in its favor, as a matter of law, and that decision is currently on appeal; the Company believes the appeal lacks merit, and that the judgment of the trial court will be affirmed.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

CAROLYN SUNDERMEIER VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 07-01324-26-2)

On February 16, 2007, plaintiff filed an action in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company on February 20, 2007. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

Discovery is not yet complete. The Company believes the plaintiff's claims are without merit and is vigorously defending this lawsuit.

At the present time this matter is being defended by the Company's liability insurance carrier. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

ROBERT O. AND SHELLEY YOUNG VS. DARIUS INTERNATIONAL INC. AND INNERLIGHT INC., (UTAH THIRD PARTY COMPLAINTS)

On September 14, 2005, a third-party complaint was filed by Shelley R. Young in Fourth District Court in Provo, Utah against Innerlight Inc. and its parent company, Darius. Robert O. Young has filed a motion to intervene to join as a third-party plaintiff with Shelley R. Young. On November 3, 2005, Shelley and Robert Young filed a parallel suit also in Fourth District Court in Provo, Utah. The allegations in both complaints include, but are not limited to, an alleged breach of contract by Innerlight Inc. for alleged failures to make certain payments under an asset purchase agreement entered into by all parties. Additional allegations stem from this alleged breach of contract including unjust enrichment, trademark infringement and alleged violation of rights of publicity. The plaintiffs are seeking both monetary and injunctive relief. Innerlight Inc. has objected to the complaint in the third-party action based on procedural deficiencies and other grounds.

The Fourth District Court of Utah has stayed both the September 14, 2005 and November 3, 2005 actions pending the adjudication of the Federal District Court action referenced above and has ordered that all disputes be determined in the Federal District Court action in the Eastern District of Pennsylvania.

In connection with the Utah actions the Company has sued the Youngs in United States District Court for the Eastern District of Pennsylvania. The Company has alleged breach of contract, including but not limited to breach of non-competition provisions in a consulting agreement between the parties and is seeking unspecified damages and injunctive relief.

INNERLIGHT INC. VS. THE MATRIX GROUP, LLC (FOURTH JUDICIAL DISTRICT COURT, UTAH COUNTY, STATE OF UTAH)

On March 13, 2006, Innerlight Inc. filed a declaratory judgment action in the Fourth Judicial District, Utah County, State of Utah, requesting a declaration that there is no valid contract between the parties. The Matrix Group, LLC has alleged there is a contract between the parties obligating Innerlight Inc. to purchase $750,000 of products for the 12-month period commencing October 18, 2004 and ending October 17, 2005, $1,500,000 for the period commencing October 18, 2005 and ending October 17, 2006, and for each 12-month period thereafter, through and including October 17, 2013, at least $4,000,000 of products from The Matrix Group, LLC. The document on which Matrix relies was drafted by Matrix and states that the acceptance of the appointment by distributor (Innerlight Inc.) is conditioned upon distributor's written acceptance of the Company's product price list. No written acceptance of the product price list was ever made by Innerlight Inc.

The Matrix Group, LLC filed a Utah Rule of Civil Procedure 12(b)(3) motion asking that the complaint be dismissed. On July 13, 2006 the Court for the Fourth Judicial District, Utah County, State of Utah, entered an order denying defendant's motion to dismiss under Rule 12(b)(3) based on Innerlight's assertion that a material condition precedent remains to be satisfied to establish an enforceable agreement between the parties. The Utah County Court has maintained jurisdiction of this action to make a final determination on the merits of Innerlight's claim.

Thereafter, Matrix filed a counterclaim alleging that a contract did exist and that Innerlight had breached this contract. Both parties then agreed to stay discovery, pending resolution of crossover motions for summary judgment.

On January 17, 2007, arguments were presented to the Court on the parties' cross motions for summary judgment and the Court ruled in Innerlight's favor, finding that no contract existed between the parties and that Innerlight was entitled to return over $150,000 in product to Matrix for reimbursement. The final Order granting Innerlight's motion and rejecting Matrix's was entered by the Court on April 10, 2007.

Matrix appealed the Court's Order granting summary judgment on May 8, 2007. Matrix requested a stay of the judgment in favor of Innerlight claiming that Innerlight's possession of the surplus Sassoon products was sufficient security. Innerlight opposed Matrix's request to proceed without a bond and the Court denied Matrix's request. The Court entered a Judgment for Innerlight against Matrix on June 25, 2007, in the amount of $202,292.72. Innerlight attempted to return the surplus Sassoon products to Matrix pursuant to the Court's order, but when Matrix refused receipt the Court authorized Innerlight to dispose of the Sassoon products.

Innerlight filed a writ of execution on July 26, 2007, to foreclose on its Judgment against Matrix. Matrix requested a hearing wherein it argued for a stay of execution on the basis that collecting against Matrix was unconstitutional. On September 19, 2007, the Court denied Matrix's motion to stay. Matrix appealed this Order on September 25, 2007, and requested a stay of execution from the Utah Court of Appeals. The Utah Court of Appeals granted Matrix's motion to stay execution. The parties are currently briefing the appeal before the Utah Court of Appeals. Innerlight will continue to vigorously defend Matrix's appeal.

For the reasons stated by the Court in the case, as well as for other reasons, the Company believes that Matrix's case on appeal lacks merit; however, no prediction as to the outcome of the appeal can be made.

INNERLIGHT INC. VS. READYCASH HOLDINGS, LLC AND
GLOBAL TRADE SOLUTIONS, INC. DBA READYCASH
(FOURTH JUDICIAL DISTRICT COURT, UTAH COUNTY, STATE OF UTAH)

On April 20, 2007 Innerlight Inc. filed a complaint against ReadyCash, alleging claims for breach of contract, unjust enrichment and conversion and for a constructive trust and accounting over Innerlight Inc.'s funds. On June 8, 2007, ReadyCash filed its answer denying liability and counterclaimed with claims of breach of contract and unjust enrichment. On June 28, 2007, Innerlight Inc. answered the counterclaims by denying liability. Discovery has commenced between the parties. No opinion can be expressed at this time regarding the outcome of this matter.

TERMINATED LEGAL PROCEEDINGS

BRIGITTE YVON & KLAUS YVON VS. THE QUIGLEY CORPORATION, ET AL.

On October 12, 2005, the Plaintiffs instituted an action against Caribbean Pacific Natural Products, Inc. and other defendants for personal injuries as a result of being hit by a chair on the pool deck of Waikoloa Beach Marriott Hotel d/b/a Outrigger Enterprises, Inc. in Honolulu, Hawaii. On December 9, 2005, The Quigley Corporation was added as an additional defendant without notice to this case. The main defendant in the case is Caribbean Pacific Natural Products, Inc. in which The Quigley Corporation formerly held stock. On January 22, 2003, all shares of The Quigley Corporation stock were sold to Suncoast Naturals, Inc. in return for stock of Suncoast Naturals, Inc. At the time of the accident, The Quigley Corporation had no ownership interest in Caribbean Pacific Natural Products, Inc. On April 26, 2007, counsel for all parties entered into a stipulation for partial dismissal without prejudice against The Quigley Corporation.

ZANG ANGELFIRE, TRACEY ARVIN, SHANE HOHNSTEIN, TAMMY LAURENT, BARBARA SEOANE, DONNA SMALLEY, AND JOHN WILLIAMS VS. THE QUIGLEY CORPORATION

(Pa. C.C.P., Bucks County, Docket No.: 2004-07364-27-2)

On November 4, 2004, the above plaintiffs filed an action in the Court of Common Pleas of Bucks County against the Company. The complaint was amended on March 11, 2005. The action alleged that the plaintiffs suffered certain losses and injuries as a result of using the Company's nasal spray product. The plaintiffs claimed the Company was liable to them based on the following allegations: negligence, strict products liability (failure to warn and defective design), breach of express warranty, breach of implied warranty, and a violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

These actions were recently settled at the direction of the insurance carrier out of insurance proceeds.

DOMINIC DOMINIJANNI, SONJA FORSBERG-WILLIAMS, VINT PAYNE, MURRAY LOU ROGERS, AND RANDY STOVER VS. THE QUIGLEY CORPORATION

(Pa. C.C.P., Bucks County, Docket No.: 060013427-1; Consolidated Under Docket No.: 2004-07364-27-2)

On January 6, 2006, five (5) plaintiffs filed an action in the Court of Common Pleas of Bucks County, Pennsylvania, against the Company. The action alleges the plaintiffs suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint was served on the Company on January 31, 2006. Plaintiffs' complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes. The Dominic Dominijanni and Murray Lou Rogers claims were settled at the direction of the carrier with both insurance proceeds and company proceeds. The settlement contribution by the Company is a portion of the Company's claim against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc.

The Vint Payne, Sonja Forsberg-Williams and Randy Stover claims were settled at the direction of the carrier out of the insurance proceeds.

GREG SCRAGG VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., D. Colo. Docket No.: 06-00061 LTB-CBS)

On November 30, 2005, an action was brought in the District Court of Denver, Colorado. The complaint was served on the Company soon thereafter. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint consists of counts for fraud and deceit (fraudulent concealment), negligent misrepresentation, strict liability (failure to warn), and strict product liability (design defect).

This case was turned over to The Quigley Corporation for defense and settlement and was settled for less than the cost of defense after discovery was completed. The cost of defense and the settlement remain claims against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. The Company's claim against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. is for negligence and for equitable insurance for this claim because of the exhaustion of the underlying limits pertaining to it. At this time no prediction as to the outcome of the action against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. can be made.

BONNIE L. HURD VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 06-10055-13-2)

On October 31, 2006, plaintiff filed an action in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company soon thereafter. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

This action was recently settled at the direction of the insurance carrier out of insurance proceeds.

CAROLYN HENRY BAYNHAM VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., E.D. Tex. Docket No.: 1:07CV0010)

On January 8, 2007, plaintiff filed an action in the United States District Court for the Eastern District of Texas-Beaumont Division. The complaint was served on the Company on January 15, 2007. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), and breach of express and implied warranties.

This action was recently settled at the direction of the insurance carrier out of insurance proceeds.

THE MATRIX GROUP, LLC VS. INNERLIGHT INC.
(U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF FLORIDA)

On July 6, 2006, The Matrix Group, LLC commenced an action against Innerlight Inc. in the United States District Court for the Southern District of Florida. The action brought by The Matrix Group, LLC relates to the same facts and circumstances as the action commenced in March of 2006 by Innerlight Inc. against The Matrix Group, LLC in Utah County, Utah. The Matrix Group, LLC is claiming that according to the terms of the alleged contract, Innerlight has the obligation to purchase $28,750,000 additional product from April 6, 2006 through October 17, 2013 and that The Matrix Group, LLC is entitled to a judgment against Innerlight Inc. for alleged obligations to purchase product in the amount of $744,050 from the period of October 18, 2005 through April 17, 2006. The United States District Court for the Southern District of Florida has dismissed without prejudice this action.

NOTE 9 – TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan until December 31, 2007, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during 2005 to 2007.

In July 2004, the Company announced that its Board of Directors had approved a distribution-in-kind to its stockholders of approximately 500,000 shares of common stock of Suncoast Naturals, Inc., now called Patient Portal Technologies, Inc. (OTCBB: PPRG), which it acquired through a sale of the Company's 60% equity interest in Caribbean Pacific Natural Products, Inc. These shares were distributed on the basis of approximately .0434 shares of Suncoast common stock for each share of the Company's common stock owned of record on September 1, 2004, with fractional shares paid in cash. As a result of the Company's dividend-in-kind to stockholders and the issuance of 499,282 shares of common stock of Suncoast in September 2004, representing approximately two-thirds of its common stock ownership, the remaining 250,718 shares and subsequent shares acquired through a conversion of Suncoast's Preferred stock owned by the Company and now totaling 1,100,718 shares, owned by the Company which are valued at $26,455 and such amount is included in Other Assets in the Consolidated Balance Sheet at December 31, 2007.

NOTE 10 – STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2005 and provides for the granting of up to four million five hundred thousand shares of which 1,198,750 remain available for grant at December 31, 2006. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of zero, zero and 520,000 options were granted under this Plan during the years ended December 31, 2007, 2006 and 2005, respectively.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2007, 2006 and 2005 and changes during the years then ended is presented as follows:

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2007:						
Options/warrants outstanding at beginning of period	3,072	$7.71	525	$9.42	3,597	$7.96
Additions/deductions:						
Granted	–	–	–	–	–	–
Exercised	169	1.03	–	–	169	1.03
Cancelled	936	9.87	10	9.68	946	9.87
Options/warrants outstanding at end of period	1,967	$7.25	515	$9.42	2,482	$7.70
Options/warrants exercisable at end of period	1,967	$7.25	515	$9.42	2,482	$7.70
Weighted average fair value of grants for the year	–	–	–	–	–	–
Price range of options/warrants:						
Exercised	$ 0.81 - $ 1.26		–		$0.81 - $ 1.26	
Outstanding	$ 0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$ 0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Year Ended December 31, 2006:						
Options/warrants outstanding at beginning of period	4,099	$6.28	525	$9.42	4,624	$6.64
Additions/deductions:						
Granted	–	–	–	–	–	–
Exercised	1,012	1.94	–	–	1,012	1.94
Cancelled	15	7.24	–	–	15	7.24
Options/warrants outstanding at end of period	3,072	$7.71	525	$9.42	3,597	$7.96
Options/warrants exercisable at end of period	3,072		525		3,597	
Weighted average fair value of grants for the year	–	–	–	–	–	–
Price range of options/warrants:						
Exercised	$ 1.75 - $ 9.50		–		$ 1.75 - $ 9.50	
Outstanding	$ 0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$ 0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2005:						
Options/warrants outstanding at beginning of period	3,880	$5.35	445	$8.64	4,325	$5.68
Additions/deductions:						
Granted	440	13.80	80	13.80	520	13.80
Exercised	112	4.87	–	–	112	4.87
Cancelled	109	4.80	–	–	109	4.80
Options/warrants outstanding at end of period	4,099	$6.28	525	$9.42	4,624	$6.64
Options/warrants exercisable at end of period	4,099		525		4,624	
Weighted average fair value of grants for the year		$7.47		$7.47		$7.47
Price range of options/warrants:						
Exercised	$0.81 - $ 9.50		–		$0.81 - $ 9.50	
Outstanding	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2007:

	EMPLOYEES			NON-EMPLOYEES		
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$0.81 - $ 5.49	999,000	3.2	$ 3.80	75,000	3.6	$ 3.23
$8.11 - $13.80	1,218,000	6.9	$10.63	190,000	7.2	$11.09
	2,217,000			265,000		

Options and warrants outstanding as of December 31, 2007 expire from April 6, 2009 through December 11, 2015, depending upon the date of grant.

The total intrinsic value of options exercised during the year ended December 31, 2007 was $477,821. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2007 was approximately $2,004,188.

NOTE 11 – DEFINED CONTRIBUTION PLANS

During 1999, the Company implemented a 401(k) defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions and compensation. The Company's contribution to the plan in 2007, 2006 and 2005 was approximately $501,000, $490,000, and $414,000, respectively. The plan was amended in October 2004 to accommodate the participation of employees of Quigley Manufacturing Inc.

NOTE 12 – INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
Current:			
Federal	–	$ 45,270	$ 65,000
State	–	43,329	–
	–	$ 88,599	$ 65,000
Deferred:			
Federal	$ (38,821)	$ (1,331,679)	$ 815,738
State	(34,021)	106,030	192,107
	$ (72,842)	$ (1,225,649)	$ 1,007,845
Change in valuation allowance	72,842	1,225,649	(1,007,845)
Total	$ –	$ 88,599	$ 65,000

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
Statutory rate – Federal	$ (835,835)	$ (564,314)	$ 1,115,773
State taxes net of federal benefit	(22,454)	(98,577)	126,791
Permanent differences and other	785,447	(474,159)	(169,719)
	(72,842)	(1,137,050)	1,072,845
Less change in valuation allowance	72,842	1,225,649	(1,007,845)
Total	$ –	$ 88,599	$ 65,000

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
Net operating loss carry-forward	$ 5,731,224	$ 6,314,828	$ 4,034,746
Consulting – royalty costs	1,739,375	1,457,076	317,850
Bad debt expense	109,532	107,498	138,439
Other	1,144,687	618,943	297,331
Valuation allowance	(8,724,818)	(8,498,345)	(4,788,366)
Total	$ –	$ –	$ –

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. In addition, certain tax benefits for option and warrant exercises totaling $6,735,088 are deferred and will be credited to additional-paid-in-capital when the NOL's attributable to these exercises are utilized. As a result, these NOL's will not be available to offset income tax expense. The net operating loss carry-forwards that currently approximate $15.0 million for federal purposes will be expiring through 2027. Additionally, there are net operating loss carry-forwards of $16.7 million for state purposes that will be expiring through 2017. Until sufficient taxable income to offset the temporary timing differences attributable to operations, the tax deductions attributable to option, warrant and stock activities and alternative minimum tax credits of $110,270 are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 13 – EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005		
	LOSS	SHARES	EPS	LOSS	SHARES	EPS	INCOME	SHARES	EPS
Basic EPS	$ (2.5)	12.7	$ (0.19)	$ (1.7)	12.3	$ (0.14)	$ 3.2	11.7	$ 0.28
Dilutives:									
Options and Warrants	–	–		–	–		–	1.6	(0.04)
Diluted EPS	$ (2.5)	12.7	$ (0.19)	$ (1.7)	12.3	$ (0.14)	$ 3.2	13.3	$ 0.24

Options and warrants outstanding at December 31, 2007, 2006 and 2005 were 2,482,000, 3,597,000, and 4,623,750 respectively. Stock options and warrants with exercise prices above average market price in the amount of 520,000 for the year ended December 31, 2005 were not included in the computation of diluted earnings per share as they are anti-dilutive. No options and warrants were included in the 2007 and 2006 computations of diluted earnings because the effect would be anti-dilutive due to losses in the respective years.

NOTE 14 – RELATED PARTY TRANSACTIONS

An agreement between the Company and the founders Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the COLD-EEZE® cold therapy product, shared a total commission of five percent (5%), on sales collected, less certain deductions until this agreement expired on May 31, 2005. For the years ended December 31, 2007, 2006 and 2005, amounts of zero, zero and $366,788, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2007 and 2006 were zero.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $45,750, $145,500 and $266,882 have been paid to a related entity during 2007, 2006 and 2005, respectively to assist with the regulatory aspects of obtaining such licenses.

NOTE 15 – SEGMENT INFORMATION

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Corporate & Other.

The Company's operations are divided into four reportable segments as follows: The Quigley Corporation (Cold Remedy), whose main product is COLD-EEZE®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (Health and Wellness), whose business is the sale and direct marketing of a range of health and wellness products; Quigley Manufacturing (Contract Manufacturing), which is the production facility for the COLD-EEZE brand lozenge product and also performs contract manufacturing services for third party customers together with third party sales of its own products; and Pharma, (Ethical Pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products. As discussed in Note 17, "Subsequent Events," subsequent to Balance Sheet date, the Company disposed of its Health and Wellness segment.

Financial information relating to 2007, 2006 and 2005 operations by business segment follows:

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$25,730,016	$6,989,289	$2,511,486	$ –	$ –	$35,230,791
Customers – international	$ –	$4,244,590	$ –	$ –	$ –	$ 4,244,590
Inter-segment	$ –	$ –	$6,660,694	$ –	$ (6,660,694)	$ –
Segment operating profit (loss)	$ 4,801,260	$ (688,111)	$ (279,816)	$(7,001,752)	$ (67,649)	$(3,236,068)
Depreciation	$ 414,469	$ 58,309	$ 523,383	$ –	$ –	$ 996,161
Capital expenditures	$ 187,137	$ 11,747	$ 334,150	$ –	$ –	$ 533,034
Total assets	$38,429,506	$7,746,622	$6,106,567	$ –	$(18,968,977)	$33,313,718

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$24,815,850	$11,378,290	$2,034,179	$ –	$ –	$38,228,319
Customers – international	$ –	$ 3,896,650	$ –	$ –	$ –	$ 3,896,650
Inter-segment	$ –	$ –	$6,596,371	$ –	$ (6,596,371)	$ –
Segment operating profit (loss)	$ 3,588,285	$ (1,227,604)	$ (432,911)	$(4,309,183)	$ (10,227)	$(2,391,640)
Depreciation	$ 449,580	$ 181,128	$ 696,212	$ –	$ –	$ 1,326,920
Capital expenditures	$ 562,144	$ 109,837	$ 25,499	$ –	$ –	$ 697,480
Total assets	$38,125,367	$ 4,169,565	$6,065,104	$ –	$ (13,515,002)	$34,845,034

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$29,284,651	$16,034,960	$3,900,342	$ –	$ –	$49,219,953
Customers – international	$ –	$ 4,438,090	$ –	$ –	$ –	$ 4,438,090
Inter-segment	$ –	$ –	$7,090,523	$ –	$ (7,090,523)	$ –
Segment operating profit (loss)	$ 6,693,192	$ 859,956	$ (80,419)	$(4,044,162)	$ (449,137)	$ 2,979,430
Depreciation	$ 387,840	$ 143,726	$ 872,541	$ –	$ –	$ 1,404,107
Capital expenditures	$ 228,688	$ 35,523	$ 267,002	$ –	$ –	$ 531,213
Total assets	$38,171,897	$ 4,918,271	$7,042,169	$ –	$(14,156,698)	$35,975,639

NOTE 16 – QUARTERLY INFORMATION (UNAUDITED)

	QUARTER ENDED			
2007	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Net Sales	$ 9,077,876	$ 4,989,427	$ 11,840,432	$ 13,567,646
Gross Profit	$ 5,010,020	$ 2,102,489	$ 6,938,956	$ 8,596,854
Administration	$ 3,212,155	$ 3,471,056	$ 2,682,998	$ 4,050,453
Operating expenses	$ 7,098,360	$ 5,920,082	$ 5,780,451	$ 7,085,494
(Loss) Income from operations	$ (2,088,340)	$ (3,817,593)	$ 1,158,505	$ 1,511,360
(Loss) Income from continuing operations	$ (2,088,340)	$ (3,817,593)	$ 1,158,505	$ 1,511,360
Net (Loss) Income	$ (1,928,206)	$ (3,519,692)	$ 1,328,823	$ 1,660,738
Basic EPS				
(Loss) Income from continuing operations	$ (0.15)	$ (0.28)	$ 0.10	$ 0.13
Net (Loss) Income	$ (0.15)	$ (0.28)	$ 0.10	$ 0.13
Diluted EPS				
(Loss) Income from continuing operations	$ (0.15)	$ (0.28)	$ 0.10	$ 0.12
Net (Loss) Income	$ (0.15)	$ (0.28)	$ 0.10	$ 0.12

	QUARTER ENDED			
2006	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Net Sales	$ 10,266,038	$ 6,182,467	$ 11,480,634	$ 14,195,830
Gross Profit	$ 5,312,584	$ 2,309,415	$ 6,259,667	$ 8,996,699
Administration	$ 3,705,761	$ 3,100,378	$ 3,195,182	$ 3,122,416
Operating expenses	$ 6,925,209	$ 5,036,669	$ 5,369,992	$ 7,938,135
(Loss) Income from operations	$ (1,612,625)	$ (2,727,254)	$ 889,675	$ 1,058,564
(Loss) Income from continuing operations	$ (1,612,625)	$ (2,727,254)	$ 889,675	$ 1,058,564
Net (Loss) Income	$ (1,454,295)	$ (2,618,319)	$ 1,078,634	$ 1,245,635
Basic EPS				
(Loss) Income from continuing operations	$ (0.12)	$ (0.21)	$ 0.09	$ 0.10
Net (Loss) Income	$ (0.12)	$ (0.21)	$ 0.09	$ 0.10
Diluted EPS				
(Loss) Income from continuing operations	$ (0.12)	$ (0.21)	$ 0.08	$ 0.09
Net (Loss) Income	$ (0.12)	$ (0.21)	$ 0.08	$ 0.09

FOURTH QUARTER SEGMENT DATA (UNAUDITED)

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2007	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$10,072,442	$1,538,494	$ 670,354	$ –	$ –	$12,281,290
Customers – international	$ –	$1,286,356	$ –	$ –	$ –	$ 1,286,356
Inter-segment	$ –	$ –	$1,880,647	$ –	$(1,880,647)	$ –
Segment operating profit (loss)	$ 3,275,343	$ (180,203)	$ (68,027)	$(1,839,786)	$ 324,033	$ 1,511,360
Depreciation	$ 104,775	$ 2,567	$ 135,093	$ –	$ –	$ 242,435
Capital expenditures	$ 18,833	$ 408	$ 61,215	$ –	$ –	$ 80,456

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2006	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$10,697,062	$2,107,799	$ 527,072	$ –	$ –	$13,331,933
Customers – international	$ –	$ 863,896	$ –	$ –	$ –	$ 863,896
Inter-segment	$ –	$ –	$1,798,932	$ –	$(1,798,932)	$ –
Segment operating profit (loss)	$ 2,645,269	$ (481,188)	$ (11,639)	$(1,420,522)	$ 326,644	$ 1,058,564
Depreciation	$ 97,637	$ 55,118	$ 180,249	$ –	$ –	$ 333,004
Capital expenditures	$ 220,632	$ 1,883	$ 7,604	$ –	$ –	$ 230,119

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2005	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers – domestic	$12,144,783	$3,752,464	$ 694,137	$ –	$ –	$16,591,384
Customers – international	$ –	$1,149,236	$ –	$ –	$ –	$ 1,149,236
Inter-segment	$ –	$ –	$2,623,396	$ –	$(2,623,396)	$ –
Segment operating profit (loss)	$ 2,480,622	$ 8,074	$ 264,947	$ (956,382)	$ 323,700	$ 2,120,961
Depreciation	$ 99,142	$ 35,848	$ 225,355	$ –	$ –	$ 360,345
Capital expenditures	$ 139,756	$ 1,094	$ 212,525	$ –	$ –	$ 353,375

NOTE 17 – SUBSEQUENT EVENTS

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc., whose major shareholder is Mr. Kevin P. Brogan, the current president of Darius. Darius was formed by The Quigley Corporation in 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius markets health and wellness products through its wholly-owned subsidiary, Innerlight Inc. that constituted the Health and Wellness segment of the Company. The terms of the sale agreement include a cash purchase price of $1,000,000 by InnerLight Holdings, Inc. for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications.

Sales (unaudited) of Darius for the years December 31, 2007, 2006 and 2005 were $11,233,879, $15,274,940 and $20,473,048, respectively, net (losses) / income (unaudited) for the same periods were ($602,065), ($1,200,692) and $877,743, respectively. The major classes of assets (unaudited), attributable to Darius at December 31, 2007 and 2006, respectively, were, cash ($951,736 and $1,466,140), inventory ($676,116 and $907,691), prepaid expenses and other current assets ($455,412 and $399,487), and other current liabilities ($1,528,626 and $1,271,148).

PERFORMANCE CHART

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE QUIGLEY CORPORATION, NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX


250
200
150
100
50
DOLLARS
2002
2003
2004
2005
2006
2007
THE QUIGLEY CORPORATION
HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX

This graph reflects a five-year comparison, calculated on a dividend reinvested basis, of the cumulative total stockholder return on the Common Stock of the Company, a "peer group" index classified as drug related products by Hemscott Group Ltd., ("Hemscott Group Index") and the NASDAQ Market Index. The comparisons utilize an investment of $100 on December 31, 2002 for the Company and the comparative indices, which then measure the values for each group at December 31 of each year presented. There can be no assurance that the Company's stock performance will continue with the same or similar trends depicted in this performance graph.

MARKET INFORMATION

The Company's Common Stock, $.0005 par value, is currently traded on The NASDAQ Global Market under the trading symbol "QGLY." The price set forth in the following table represents the high and low bid prices for the Company's Common Stock.

	COMMON STOCK			
	2007		2006	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 7.99	$ 5.09	$ 15.95	$ 8.02
June 30	$ 7.49	$ 4.55	$ 12.35	$ 8.19
September 30	$ 5.24	$ 2.92	$ 9.50	$ 7.00
December 31	$ 6.13	$ 3.75	$ 7.99	$ 5.31

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on The NASDAQ Global Market and consequently stock prices are available daily as generated by The NASDAQ Global Market established quotation system.

Holders

As of December 31, 2007, there were approximately 300 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

Dividends

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

SECURITIES

AUTHORIZED UNDER EQUITY COMPENSATION

The following table sets forth certain information regarding stock option and warrant grants made to employees, directors and consultants:

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS (A)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS AND WARRANTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity Plans Approved by Security Holders*	2,482,000	$7.70	1,595,250

** An incentive stock option plan was instituted in 1997, (the "1997 Stock Option Plan") and approved by the stockholders in 1998. Options pursuant to the 1997 Stock Option Plan have been granted to directors, executive officers, and employees.*

The following table sets forth the selected financial data of the Company for and at the end of the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Company's financial statements and notes thereto appearing elsewhere herein.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Statement of Income Data:					
Net sales	$ 39,475	$ 42,125	$ 53,658	$ 43,948	$ 41,499
Total revenue	$ 39,475	$ 42,125	$ 53,658	$ 43,948	$ 41,499
Gross profit	$ 22,648	$ 22,878	$ 27,834	$ 20,375	$ 20,011
(Loss) income – continuing operations	$ (2,458)	$ (1,748)	$ 3,217	$ 453	$ 729
Loss – discontinued operations*	$ –	$ –	$ –	$ –	$ (54)
Net (loss) income	$ (2,458)	$ (1,748)	$ 3,217	$ 453	$ 675
Basic (loss) earnings per share:					
Continuing operations	$ (0.19)	$ (0.14)	$ 0.28	$ 0.04	$ 0.06
Discontinued operations	–	–	–	–	–
Net (loss) income	$ (0.19)	$ (0.14)	$ 0.28	$ 0.04	$ 0.06
Diluted (loss) earnings per share:					
Continuing operations	$ (0.19)	$ (0.14)	$ 0.24	$ 0.03	$ 0.05
Discontinued operations	–	–	–	–	–
Net (loss) income	$ (0.19)	$ (0.14)	$ 0.24	$ 0.03	$ 0.05
Weighted average shares outstanding:					
Basic	12,693	12,245	11,661	11,541	11,467
Diluted	12,693	12,245	13,299	14,449	14,910

	AS OF DECEMBER 31, 2007	AS OF DECEMBER 31, 2006	AS OF DECEMBER 31, 2005	AS OF DECEMBER 31, 2004	AS OF DECEMBER 31, 2003
Balance Sheet Data:					
Working capital	$ 18,819	$ 20,541	$ 20,682	$ 17,853	$ 18,257
Total assets	$ 33,314	$ 34,845	$ 35,976	$ 31,530	$ 26,270
Debt	$ –	$ –	$ 1,464	$ 2,893	$ –
Stockholders' equity	$ 23,244	$ 25,529	$ 25,320	$ 21,902	$ 20,787

** In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.*

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17, "Subsequent Events" for additional information.)

QUIGLEY CORPORATION

CORPORATE OFFICERS AND DIRECTORS

Guy J. Quigley
President
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director

Rounsevelle W. Schaum
Director
Chairman of Newport Capital Partners Inc.

Stephen W. Wouch
Director,
Managing Partner of
Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director
President, The Tormey Consulting Group

SUBSIDIARIES OF THE QUIGLEY CORPORATION

Name	State
Darius International Inc.	Delaware
Innerlight Inc.	Delaware
Innerlight Services Inc.	Delaware
Innerlight Global Pte. LTD	Singapore
Innerlight Global Company	Taiwan

On February 29, 2008 the Company sold the wholly-owned subsidiary, Darius International Inc. and its subsidiaries ("Darius"), to Innerlight Holdings, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 "Subsequent Events" for additional information.

Name	State
Quigley Pharma Inc.	Delaware
Quigley Manufacturing Inc.	Delaware

The above subsidiaries are included in the consolidated financial statements for the year ended December 31, 2007.

CORPORATE INFORMATION

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1100

Investors seeking additional information about the Company may call or write to:

G.S. Schwartz & Co. Inc.
470 Park Avenue South
10th Floor
New York, NY 10016
Telephone: 212-725-4500

Stock Exchange Listing
NASDAQ Global Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm
Amper, Politziner & Mattia, P.C.
Edison, NJ 08818

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, NY 10022

END

THE QUIGLEY CORPORATION
KELLS BUILDING • 621 SHADY RETREAT ROAD • PO BOX 1349 • DOYLESTOWN, PA 18901
PHONE 215.345.0919 • WWW.QUIGLEYCO.COM